N E W S R E L E A S E

November 9, 2007	Trading Symbol: URA – TSX.V

Anglo-Canadian Uranium Announces Colorado Uranium Drill Program Commenced

20,000 Foot Drill Program Underway on Former Producing Property.

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) is pleased to announce the commencement of a 20,000 foot uranium drill program for the Company’s Eula Belle Project, located in Montrose County, Colorado. This drill program will take place in the Uravan Mineral Belt of Colorado, and will drill test two (2) 25 hole cluster drill outs bordering the King claims. This prospective area lies between the Eula Belle mine and King Solomon mine, both former producing uranium and vanadium mines. It is expected that this drill program will consist of 25 holes, all of which will be completed by the Company’s Colorado mining contractor and supervised by Mr. Norbert Jerome, geologist, the Company’s Uranium consultant based in Colorado and recent appointee to the Company’s Advisory Board.

The Eula Belle Uranium Project contains the Eula Belle Uranium / Vanadium Mine which produced 1,485,550 pounds of U3O8 and 5,234,387 pounds of vanadium (V205) from 1961 to 1974 and the King Uranium Project, covering two hundred and fifty claims. Both projects are located near a Department of Energy mineral reserve and the King Solomon Uranium / Vanadium mine that produced 3,172,420 pounds of U3O8and 16,223,095 pounds of vanadium from 1974 to 1983.

In the past practice of “fence” drilling, it was common to drill a hole approximately every 500 feet (150 m). If mineralization was encountered, additional holes were drilled 40 – 50 feet apart (a cluster). The objective of this drill program is to verify the existence of uranium mineralization in these two 25 hole drill clusters.

The King uranium claims have been permitted for drilling. A seismic survey, similar to that used by other uranium companies, will be conducted. This seismic procedure has proved successful in identifying uranium in the Athabasca Basin, Saskatchewan. Once the survey is completed on the King claims, a drill program will be initiated.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

“Len J.Harris”
Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com

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